[BioMarin Letterhead]

May 16, 2005

Mr. Nicholas P. Panos

Division of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4-6

Washington, D.C. 20549

Re:	BioMarin Pharmaceutical Inc. - Preliminary Proxy Statement on Schedule 14A Filed May 2, 2005 (File No. 0-26727)

Dear Mr. Panos:

BioMarin Pharmaceutical Inc., a Delaware corporation (the “Company”), is writing to the Staff of the Securities and Exchange Commission (the “Staff”) in response to the Closing Statements contained in the letter of comments from the Staff dated May 12, 2005 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “filing” or the “Proxy Statement”). Capitalized terms used and not defined herein have the meanings ascribed to each such term in the Proxy Statement.

Set forth below is the statement of the Company requested by the Staff in the Closing Statements of the Proxy Statement:

•	the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Company acknowledges that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (415) 506-6307 or Gregory C. Smith of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4590.

Nicholas P. Panos, Esq.

U.S. Securities and Exchange Commission

May 16, 2005

Very truly yours,

/s/ G. Eric Davis

Name:	G. Eric Davis
Title:	Vice President, Corporate Counsel and Assistant Secretary

cc:	Gregory C. Smith (Skadden, Arps, Slate, Meagher & Flom LLP)

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